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Writer’s Direct Contact 212.468.8053 jbaris@mofo.com

5 August 2014

FILED VIA EDGAR

Karen L. Rossotto, Senior Counsel

Christina Diangelo Fettig, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          The Victory Portfolios

File Nos. 333-106661 and 811-4852

Dear Ms. Rossotto and Ms. Fettig:

On behalf of our client, The Victory Portfolios (the “Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) relating to Post-Effective Amendment No 2 the Registrant’s Registration Statement on Form N-14 (File No. 333-196661), filed on July 24, 2014 (“Form N-14”).

The Commission declared the Registration Statement effective on July 24, 2014.  The Registrant filed with the Commission a definitive copy of the combined proxy statement / prospectus and statement of additional information that were contained in the Registration Statement on August 1, 2014, incorporating the responses to the staff’s comments described below.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-14.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the document, as appropriate.

1.                                      Page 2 - Clarify that the references to the adviser transaction that will conclude at the end of the third quarter relate to the reorganizations.

The Registrant has clarified that the reorganizations are expected to conclude at the end of the third quarter.

2.                                      In Question 10, fourth paragraph, in the discussion that certain transactional fees and expenses of the Munder Funds will differ from those of the Victory Funds, add “prior to the reorganization.”

The Registrant has revised the disclosure to address this comment.

3.                                      In Question 11, summarize the significance of the Munder Order.

The Registrant has clarified the response to Question 11 to address this comment.

4.                                      Discuss supplementally the intention of the Victory/Munder Funds to assume the liability to reimburse Victory Capital Management Inc. for certain waived fees and expenses.

Further to our discussion about the intention of the Victory/Munder Funds to assume the liability to reimburse Victory Capital Management Inc. (VCM) for fees and expenses waived or reimbursed by Munder Capital Management (Munder), the predecessor investment adviser to the Munder Funds:

Victory’s parent company will acquire all of the partnership interests in Munder and thus, will acquire all of the assets and assuming all of the liabilities of Munder.  As part of this transaction, each current portfolio manager of the Munder Funds who is currently employed by Munder or Integrity will become an employee of VCM at the time of the reorganization and will continue to manage the newly created

Victory/Munder Funds that were formed to continue the operations of the existing Munder Fund.

Thus, the adviser transaction is, for all practical purposes, a transfer of Munder’s portfolio managers and its business operations to VCM, and VCM is effectively continuing Munder’s investment advisory operations in a seamless manner.

Moreover, as part of the reorganization, each Victory/Munder Fund will assume all the assets and liabilities (whether known or unknown) from the corresponding Munder Fund.

For these reason, VCM and Munder believe it is appropriate for the new Victory Munder Funds to assume the liability to reimburse VCM (as the successor to Munder) for amounts waived or reimbursed by Munder prior to its acquisition by VCM. Any such reimbursement will be subject to any conditions contained in the expense reimbursement agreement between Munder and the Munder Funds. Furthermore, VCM would only seek recoupment provided the relevant Victory Munder Fund’s actual total net annual operating expenses (excluding Acquired Fund Fees and Expenses and certain other items such as interest, taxes and brokerage commissions) are below the lower of (1) the expense limitation in place with respect to the corresponding Munder Fund at the time of the original recoupment, and (2) any expense limitation in place with respect to the corresponding Victory Fund at the time recoupment is sought.

Here is a sample excerpt from the relevant disclosure in the Form N-14 relating to the Munder International Fund—Core Equity:

Pursuant to the Munder Expense Limitation Agreement, Munder has contractually agreed, through at least October 31, 2015, to waive or limit fees or to assume other expenses of the Fund so that, on an annualized basis, the Total Net Annual Operating Expenses (other than taxes, interest, litigation, dividends and interest expense on securities sold short, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and Acquired Fund Fees and Expenses (as interpreted by the SEC from time to time)) do not exceed 1.47% for Class A shares, 2.22% for Class C shares, 1.22% for Class Y shares and 0.96% for Class I shares. If the Reorganization does not occur, there is no guarantee that the Munder Expense Limitation Agreement will be extended after its expiration or at the currently specified level. In addition, the Fund and Munder have entered into a Reimbursement Agreement pursuant to which the Fund (at a later date) may reimburse Munder for the fees it waived or limited and other expenses assumed and paid by Munder pursuant to the Munder Expense Limitation Agreement during any of the prior three fiscal years, provided that, among other things, reimbursement to be made to Munder does not cause Total Net Annual Operating Expenses (other than those excluded for purposes of the Munder Expense Limitation Agreement) of the Fund to exceed the limits stated above and the Board of Trustees has approved in advance such reimbursement to Munder.

Subject to obtaining the necessary approvals of the MST Board, Victory may seek reimbursement of any amounts previously waived or reimbursed by Munder with respect to the MST Munder International Fund—Core Equity that were available for repayment prior to the Reorganization. At June 30, 2013, the total amount eligible for repayment by the Fund was $1,169,198, of which $392,776 expires in 2014, $396,081 expires in 2015 and $380,341 expires in 2016. Additional amounts may be available as of June 30, 2014. Victory may only seek such recoupment provided the VP Munder International Fund—Core Equity’s actual total net annual operating expenses (excluding Acquired Fund Fees and Expenses and certain other items such as interest, taxes and brokerage commissions) are below the lower of (1) the expense limitation in place with respect to the MST Munder International Fund—Core Equity at the time of the original recoupment, and (2) any expense limitation in place with respect to the VP Munder International Fund—Core Equity at the time the recoupment is sought.

*          *          *

The Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to staff comments in its Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

Should you have any additional questions concerning the filing, please call me at (212) 468-8053.

Very truly yours,

/s/Jay G. Baris

cc:           The Board of Trustees

Michael D. Policarpo, II, Victory Capital Management Inc.

Christopher K. Dyer, Victory Capital Management Inc.

Gregory J. Ewald, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

John A. Danko, Citi Fund Services Ohio, Inc.

Kelley Howes